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                              April 4, 2024

       James Walker
       Chief Executive Officer
       Nano Nuclear Energy Inc.
       1411 Broadway, 38th Floor
       New York, NY 10018

                                                        Re: Nano Nuclear Energy
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2024
                                                            File No. 333-278076

       Dear James Walker:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note disclosure here and elsewhere that you expect to receive an exclusive license for a high capacity HALEU
fuel transportation basket design in the first quarter of 2024.
                                                        Given that the first
quarter of 2024 has passed, please update these disclosures. If such licensing agreement has
been received, please revise to disclose all material terms in the prospectus and file the
agreement as an exhibit to the registration statement, or tell us why you believe it is not
required to be filed.
 James Walker
FirstName   LastNameJames
Nano Nuclear   Energy Inc. Walker
Comapany
April       NameNano Nuclear Energy Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
Capitalization, page 33

2. We note your disclosure regarding the issuance and sale of 822,146 shares of your common stock at a price of $3.00 per share. As it appears that you had received some proceeds associated with this transaction in the form of stock subscriptions prior to
         December 31, 2023, please expand your disclosure to clarify the extent to which the effects of this transaction are shown in the actual, pro forma, and pro forma as adjusted columns.
3. Please revise as necessary to reconcile your disclosure indicating the number of common shares that will be outstanding upon completion of the offering is 26,007,015 shares, with the corresponding disclosure on page 8, indicating there will be 29,007,015 shares of common stock outstanding at that point in time.
4. Please expand your description of the pro forma as adjusted amounts to quantify the underwriting discounts and estimated offering expenses that are reflected in your adjustment, also to include your rationale for the apparent reclassification of the mezzanine equity shares and balances.
Dilution, page 34

5. We note that you appear to have included prepaid expenses in your computations of the historical and pro forma historical net tangible book values and that you do not provide details sufficient to understand how you have calculated the corresponding per share amounts. Please revise these calculations as necessary to exclude non-tangible assets and to clarify how the shares being utilized reconcile to those reported on page F-4.
Business
Description of Properties, page 58

6. We note you disclose that you lease office space from Flewber Global, Inc., a related party, for $10,000 a month. However, Exhibit 10.12 indicates that such office space is leased for $5,000 per month. Please advise or revise.
Executive and Director Compensation
Summary Compensation Table, page 72

7.       Please revise to disclose the compensation items tabulated in the "All
Other
         Compensation" column. See Item 402(n)(2)(ix) of Regulation S-K. Financial Statements, page F-1

8. Please address the labeling inconsistency regarding the company name on page F-3.
 James Walker
FirstName   LastNameJames
Nano Nuclear   Energy Inc. Walker
Comapany
April       NameNano Nuclear Energy Inc.
       4, 2024
April 34, 2024 Page 3
Page
FirstName LastName
Exhibits
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page
II-3

9. Please obtain and file an updated consent from the auditor that does not include the
         Additional Guidance and Practice Points.
General

10. We note your filing fee table included as Exhibit 107 reflects that you are relying on Rule
         457(o). Please revise the "Proposed Maximum Aggregate Offering Price" column to reflect the maximum offering price that you disclose in the prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Lawrence A. Rosenbloom, Esq.